FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
420 Lexington Avenue, Suite 1718
New York, NY 10170

May 18, 2017

CORRESP - VIA EDGAR

United States Securities and
    Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Form S-1 Registration Statement

SEC File No. 333-217931

Acceleration Request

Ladies and Gentlemen:

The undersigned issuer hereby requests acceleration of the effective date of its registration statement on Form S-1 (SEC File No. 333-217931) to Monday, May 22, 2017 at 10:00 a.m. or as soon thereafter as is practicable. In connection with this request, we acknowledge our responsibilities under the Securities Act of 1933, as amended, and that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

By:	/s/ Gordon Hutchins, Jr.
Gordon Hutchins, Jr.
President and Chief Operating Officer